Louis Taubman (Admitted NY)
Email: lou@lhttlaw.com

November 12, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Radient Pharmaceuticals Corporation
Registration Statement on Form S-3
File No. 333-162131

Dear Sir or Madam:

We are counsel to Radient Pharmaceuticals Corporation (the “Company”).  On behalf of my client, we are filing this request to withdraw the Company’s Registration Statement on Form S-3 (File No. 333-162131) that they initially filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2009, (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended.  The initial Registration Statement was not declared effective; however, the Company filed Pre-Effective Amendment No. 1 to the Registration Statement on October 2, 2009, which was declared effective on October 5, 2009.

The Company filed a Registration Statement on Form S-3 (File No. 333-162870) on November 4, 2009 (the “New Registration Statement”), and the SEC has verbally confirmed that it will be declared effective on Friday November 13, 2009.  The New Registration Statement, upon effectiveness shall act as a replacement to the initial Registration Statement. Accordingly, pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement (File No. 333-162131), effective as of the date hereof.  The Company confirms that no securities have been issued or sold under the Registration Statement.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman
By: Louis Taubman,
Attorney at Law